October 30, 1998



VIA EDGAR AND FACSIMILE (202) 942-9528

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Gold Kist Inc. Registration Statement on Form S-2
     (Reg. No. 333-64221)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as
amended,  the  undersigned registrant,  Gold  Kist  Inc.  (the
"Company"),  hereby  requests  the  Commission's  consent   to
withdraw the above-referenced Registration Statement.

      This request is made because the Company has completed the sale of, inter alia, its retail stores division, which had served as the principle means of distribution of the securities through its wholly-owned subsidiary and registered broker/dealer, Agvestments, Inc. In light of this disposition, the Company has decided to discontinue its debt financing program and to withdraw its pending Registration Statement, which has not been declared effective.

      The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

      If you have questions or comments about the foregoing, please call me at (770) 393-5328 or Mark McElreath or Todd
Wade of Alston & Bird LLP at (404) 881-7000.

                              Sincerely,



                              J. David Dyson
JDD:sr
[10412]
cc:  Susan Donovan
     (NASD)
     Mark McElreath
     Todd Wade